DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6141

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


05008101

File No. 82-5151

May 11, 2005

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 11 2005
WASH, D.C. 185 SECTION

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press release dated May 10, 2005, entitled, "Telefônica Data Brasil Holding S.A. Announces Consolidated Financial Results for the first quarter of 2005."

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

Matthew Telford
Legal Assistant

Enclosure

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.

Announces Consolidated Financial Results for the first quarter of 2005

Press Release, May 10, 2005 (07 pages)



SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2005
WASH. D.C. SECTION
185

For more information, please contact:
Daniel de Andrade Gomes
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; May 10, 2005) TELEFÔNICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announces its consolidated financial results for the first quarter of 2005. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6404, of December 15, 1976, revised by Law # 9457 of May 05, 1997, and Law # 10303 of October 31, 2001 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		
Unaudited Figures in Reais (Thousand)	**Mar/05**	**Mar/04**	**Variation**
Net operating revenues	174,208	140,315	*24.2%*
EBITDA [1/]	40,842	25,344	*61.2%*
EBITDA margin(%)	23.4%	18.1%	*5.4 p.p.*
Operating income	3,468	(5,868)	*-159.1%*
Income before income tax, social contribution	3,472	(5,805)	*-159.8%*
Net income	959	(4,294)	*-122.3%*
Shares outstanding (bn)	1,071.2	1,071.2	*0.0%*
EPS (000)	0.001	(0.004)	*-122.3%*

1/ Earnings before interest taxes, depreciation and amortization - EBITDA
Note: *When applicable, and for comparison reasons, the income statements related to March 31, 2004 were reclassified.*

Highlights

- **Net operating revenues** reached R$174.2 million in the 1Q05. When compared with the R$140.3 million of the 1Q04, it results in an increase of R$33.9 million, or 24.2%. When comparing the 1Q05 with the 4Q04, the increase was R$4.5 million.

- The **EBITDA** reached R$40.8 million in the 1Q05 compared to the R$25.3 million of the 1Q04, representing an increase of 61.2%, improving the EBITDA margin from 18.1% to 23.4%. When comparing the 1Q05 with the 4Q04, there was a positive evolution of R$13.2 million, or 47.7%, increasing the EBITDA margin from 16.3% to 23.4%, showing, besides the growth in the Company's businesses, the efficient execution of the cost reduction plan.

- **The Net Result** showed a positive evolution, improving R$5.3 million when comparing the 1Q05 with the 1Q04. When comparing the 1Q05 with the 4Q04, it represented a growth of R$6.9 million.

Operating Results Highlights

- **Gross operating revenues** reached R$211.0 million in the 1Q05 and when compared with the R$172.3 million of the 1Q04, it results in an increase of R$38.7 million. In the 1Q05, a raise of R$7.0 million was recorded, compared to the 4Q04. This performance is explained by the following:

- **Switched packaged data services** grew R$35.9 million, or 26.9%, when comparing the 1Q05 with the 1Q04. An increase of R$14.7 million, or 9.5%, was recorded relative to the 4Q04, mainly because of the growth in corporate communication services and Internet services, including data center services.

- **Commissions** are mainly related to the revenues of voice services commission paid by Telesp. Comparing the revenues for 1Q05 with 1Q04, a decrease of R$5.0 million, or 17.6% is shown. When comparing the 1Q04 with 4Q04, there was a reduction of R$2.3 million.

- **Other services** include the sale of equipment and software for clients' solutions and outsourcing of IT and telecommunications. They showed an improvement of R$7.7 million, when comparing the 1Q05 with the 1Q04. When comparing the 1Q05 with the 4Q04, there was a decrease of R$5.4 million, or 22.6%. The difference between the quarters is mainly due to the sale of solutions to VIVO in the last quarter of 2004.

- **Deductions (taxes):** increased R$4.8 million, or 15.0%, when comparing the 1Q05 with the 1Q04. The increase was due to the change of the PIS tax rate, that increased from 0.65% to 1.65%, and the Cofins tax rate that increased from 3% to 7.6% in February 2004.



EBITDA - Annual
R$ Thousand
Net Operating Revenue
EBITDA
Operating Income
Income Before Income Tax, Social Contribution
Net Income
(10.000)
40.000
90.000
140.000
190.000
1Q04
1Q05

Operating Expenses / Other Operating Revenues Highlights

The **Operating Expenses** in the 1Q05 grew R$18.4 million, or 16.0%, when compared to the same period of the previous year, while the decrease was R$8.7 million, or 6.1%, when comparing the 1Q05 with the 4Q04.



Operating Expenses - Annual
R$ Million
Personnel Expenses
General and Administrative Expenses
Taxes
Provisions
Other Operating Revenues (Expenses)
(10)
90
1Q04
1Q05

The changes are explained as follows:

- **Personnel Expenses** represented 14.7% of the Net Operating Revenues compared to 17.5% in the same quarter of the previous year, a reduction of 2.8 p.p. In the 1Q05, they reached R$25.6 million, showing a reduction of R$0.6 million, or 2.4%, when compared to the 4Q04.

- **Administrative expenses**, which include outsourcing expenses and infrastructure rental, represented 60.8% of the Net Operating Revenues in the 1Q05, compared to the 62.2% in the 1Q04, a reduction of 1.3 p.p. When comparing the 1Q05 with the 4Q04, there was a reduction of 5.8 p.p. (60.8% and 66.7%, respectively). The main variations were related to the dedicated line rental and last mile.

- **Taxes** fell R$0.6 million in the 1Q05 when compared to the 1Q04 and increased R$0.3 million, or 24.3%, when comparing the 1Q05 with the 4Q04.

- **Provisions for bad debt** represented 0.50% of the net operating revenues in the 1Q05 compared to the 0.77% in the 1Q04. The Company continues to develop efforts to keep this variable under control.

- **Depreciation** reached R$27.8 million in the 1Q05, an increase of R$4.9 million, or 21.6%, in comparison to the 1Q04. When comparing the 1Q05 with the 4Q04, the variation was R$2.0 million, or 7.6%, mainly caused by the growth of the plant in service.

- **Net financial revenues / (expenses):** presented increases of R$21.4 million in the financial revenues and of R$22.6 million in the financial expenses, resulting in the negative financial result of R$1.2 million, when comparing the 1Q05 with the 1Q04. When comparing the 1Q05 with the 4Q04, there was a R$0,1 million variation, as a result of the reduction of the interest paid on loans as a consequence of the reduction of the CDI (interest rate). Since the indebtedness and operating result of the Company are significantly affected by the risk of the exchange rate variation, the Company has signed hedging contracts with financial institutions in order to reduce the risk originated in those variations.

LOANS AND FINANCING: As of March 31, 2005, the Company had R$194.1 million in loans and financing (R$193.6 million as of December 31, 2004), from which R$190.6 million were obtained in foreign currency at fixed interest rates (R$187.2 million as of December 31, 2004) and R$3.6 million (R$6.4 million as of December 31, 2004) were obtained in local currency at variable interest rates (CDI). On the other hand, the Company invests the excess balance of cash and cash equivalents of R$16.8 million (R$27.4 million as of December 31, 2004) mainly in short-term instruments, based on the variation of the CDI (interest rate), which contributes to reduce this risk. The book values of those instruments are close to market value because of their short-term maturity.

ADDITIONAL INFORMATION

- **Transactions with Associated Companies** – are carried out under the usual market conditions for this type of operation. The main transactions with associated companies, developed by this Company and its subsidiary, refer to a loan agreement with a company of the Group, telecommunication services and other rendered services, besides receivables due to fees from voice transmission services rendered by Telesp to the Company's clients, and fees payable by the Company to Telesp related to data transmission services rendered to some Telesp's clients.

Shareholders' Equity – Capital Stock

The Capital Stock of the Company as of March 31, 2005 and December 31, 2004 was R$702.9 million, represented by 358,716,131,431 common shares and 712,437,254,531 preferred shares, all in book entry form and without nominal value. Since April 04, 2002, when the 1st Ordinary General Shareholders' Meeting and 2nd Extraordinary General Shareholders' Meeting took place, the Company is authorized to increase its capital stock to the limit of 1,500,000,000,000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares, it is not mandatory to issue new common and preferred shares in any given proportion so far as the final result maintains the legally prescribed voting to non-voting maximum limit of two thirds of the issued shares.

Background

Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - TELESP, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the mentioned subsidiary, approved by the Extraordinary General Shareholders' Meeting held on the same date. In the partial spin-off of Telecomunicações de São Paulo S.A. - Telesp and creation of the Company, a share of the same type of the new Company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 08, 2001, the Company filed the corresponding request to Comissão de Valores Mobiliários (the Brazilian Security Exchange Commission) and became a "listed company", with shares traded in the São Paulo Stock Exchange. It is also listed in the Securities and Exchange Commission – SEC, and its level I American Depositary Shares – ADSs are traded in the New York Stock Exchange (NYSE).

Telefônica Data Brasil Holding - Business

The Company's businesses are, among others, to control the subsidiary that operates the package switched service network, other telecommunication services and related activities.

Its controlled company, Telefônica Empresas, operates nationwide and has the largest structure of data transmission in the State of São Paulo. The company provides service for all the 26 states and the Federal District. It has businesses with large companies and corporations, integrating communication and information technology with integrated solutions for its clients.

The objective of the Company is to consolidate itself within the market as a service provider for large companies, differentiating itself from the traditional telecommunication operators. This must be done through the strengthening of the businesses of Soluções services. Starting from the understanding of the evolution of each market segment, the professionals of Telefônica Empresas may integrate in a single solution: connectivity, data center, applications and outsourcing of services and equipment. Starting from the specific needs of a client, they may also create, for example, people location services using cellular phones, establish project for sales automatization, integrate productive chains with different platforms among others.

Data communication services are the input material for the development of innovative projects for the big Corporate clients. Therefore, Telefônica Empresas is even closer to the Client, creating lasting partnerships, based on their capacity to provide value to the businesses of large companies.

Tables

Table **1** shows the Income Statement for Telefonica Data Brasil Holding S.A. The Table **2** shows the balance sheet and Table **3** shows the loans and financing and the shareholding structure.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 1. Consolidated income statements

For the periods ended March 31, 2005 and 2004

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated		
	Mar/05	**Mar/04**	*var.*
Gross Operating Revenue	**210,977**	**172,286**	*22.5%*
Switched Packaged	169,359	133,425	*26.9%*
Commissions (*)	23,239	28,217	*-17.6%*
IT solutions and others	18,379	10,644	*72.7%*
Taxes + others	(36,769)	(31,971)	*15.0%*
Net operating revenue	**174,208**	**140,315**	*24.2%*
Operating expenses	**(133,366)**	**(114,971)**	*16.0%*
Personnel expenses	(25,586)	(24,540)	*4.3%*
General and administrative expenses	(105,984)	(87,226)	*21.5%*
Taxes	(1,670)	(2,314)	*-27.8%*
Provisions	(864)	(1,077)	*-19.8%*
Investment gains (losses)	-	-	-
Other operating revenues / (expenses)	738	186	*296.8%*
Earnings before interest taxes, depreciation and amortization - EBITDA	**40,842**	**25,344**	*61.2%*
Depreciation and amortization	(27,805)	(22,867)	*21.6%*
Financial revenues	26,862	5,462	*391.8%*
Financial expenses	(36,431)	(13,807)	*163.9%*
Operating income	**3,468**	**(5,868)**	*-159.1%*
Nonoperating revenues (expenses)	4	63	*-93.7%*
Income before income tax and social contribution	**3,472**	**(5,805)**	*-159.8%*
Income tax	(1,848)	1,111	*-266.3%*
Social contribution	(665)	400	*-266.3%*
Net income	**959**	**(4,294)**	*-122.3%*

(*) Relates to commissions for voice services rendered by Telesp to clients of controlled company Telefônica Empresas S.A.

Note: When applicable and for comparison reasons, the income statements related to March 31, 2004 were reclassified.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 2. Balance Sheet

As of March 31, 2005 and December 31, 2004

Corporate Law - Unaudited

(in thousands of reais - R$)

ASSETS	Consolidated Mar/05	Consolidated Dec/04
Current Assets	**146,800**	**157,603**
Cash and cash equivalents	16,846	27,379
Cash and bank accounts	1,543	18,612
Financial investments	15,303	8,767
Accounts receivable	129,243	129,479
Accounts receivable from customers	105,669	98,209
Allowance for doubtful accounts	(16,795)	(15,962)
Receivables from associated companies	13,770	25,283
Recoverable taxes	21,794	17,529
Maintenance inventories	3,468	3,433
Temporary gains from hedging	-	-
Other assets	1,337	987
Recoverable advances	711	745
Long-term assets	**225,268**	**228,405**
Receivables from associated companies	2,320	2,246
Recoverables taxes	222,942	226,151
Other assets	6	8
Permanent Assets	**558,349**	**575,428**
Investments	294,307	297,521
Property, plant and equipment - net	263,692	277,434
Deffered results	350	473
Total Assets	**930,417**	**961,436**

LIABILITIES	Consolidated Mar/05	Consolidated Dec/04
Current Liabilities	**341,778**	**373,959**
Payroll and related charges	19,549	23,829
Suppliers	47,115	66,056
Income tax and contributions	11,788	13,643
Loans and financing	194,143	193,630
Payables to associated companies	47,349	41,488
Temporary loss from hedging	17,517	31,208
Other liabillities	4,317	4,105
Long-term liabilities	**1,378**	**1,175**
Loan and financing	-	-
Accrual for contingencies	733	668
Other liabilities	645	507
Shareholders' equity	**587,261**	**586,302**
Capital Stock	702,879	702,879
Retained earnings / (losses)	(115,618)	(116,577)
Total liabilities	**930,417**	**961,436**

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 3

Loans and Financing

	Currency	Interest rate	Maturity	Balance as of Mar/05		
				Short Term	Long Term	Total
Loans denominated in foreign currency	(*)	1.25% to 5.90%	Until 2006	190,553	-	190,553
Financing in local currency	R$	103% of CDI	In 2005	3,590	-	3,590
Total				194,143	-	194,143

The compositon of loans denominated in foreign currency is as follows:

	(*) Currency	Interest rate	Mar/05
Resolution 2770	USD	1.25% to 5.90%	112,476
Resolution 2770	YEN	1.40% and 1.90%	78,077
			190,553

Shareholding structure

As of March 31, 2005

TDBH S/A	Common	Preferred	Total
Controlling Company	333,380,718,737	673,245,758,270	1,006,626,477,007
	92.94%	**94.50%**	**93.98%**
Others	25,335,412,694	39,191,496,261	64,526,908,955
	7.06%	**5.50%**	**6.02%**
Total number of shares	**358,716,131,431**	**712,437,254,531**	**1,071,153,385,962**